Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Six Months
	Ended	Year Ended December 31,
	30-Jun-18	2017	2016	2015	2014	2013
	(In thousands, except ratio amounts)

Earnings:
Pre-tax income from continuing operations (including gain/loss on disposal of hotel properties)	$91,982	$117,857	$209,504	$180,686	$137,625	$107,622
Fixed charges	58,309	82,413	60,973	58,715	60,004	66,252
Amortization of capitalized interest	36	73	73	29	—	—
Capitalized interest	—	—	—	(1,774)	(1,134)	—
Earnings	$150,327	$200,343	$270,549	$237,656	$196,495	$173,874

Fixed charges:
Interest expensed (including discontinued operations)	$54,144	$78,322	$58,820	$54,788	$56,810	$64,721
Capitalized interest	—	—	—	1,774	1,134	—
Estimated interest component of rental expense	4,165	4,091	2,153	2,153	2,060	1,531
Fixed charges	58,309	82,413	60,973	58,715	60,004	66,252
Distributions to preferred unitholders	12,557	8,372	—	—	—	—
Combined fixed charges	$70,866	$90,785	$60,973	$58,715	$60,004	$66,252

Ratio of earnings to combined fixed charges and preferred unitholder distributions	2.12	2.21	4.44	4.05	3.27	2.62